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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                WCI STEEL, INC.
                           (NAME OF SUBJECT COMPANY)

                                WCI STEEL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                 COMMON STOCK, NO PAR VALUE, $.01 STATED VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   92923J109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                MR. BRET W. WISE
                            VICE PRESIDENT, FINANCE
                          AND CHIEF FINANCIAL OFFICER
                                WCI STEEL, INC.
                             1040 PINE AVENUE, S.E.
                            WARREN, OHIO 44483-6528
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                           --------------------------

                                    COPY TO:

                             MICHAEL C. RYAN, ESQ.
                         CADWALADER, WICKERSHAM & TAFT
                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038

                            ------------------------

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    Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Offer to Purchase, dated October 28, 1996, attached hereto as Exhibit (a)(1).

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is WCI Steel, Inc., an Ohio corporation (the "Company"), and the address of its principal executive offices is 1040 Pine Avenue, S.E., Warren, Ohio 44483-6528. The title of the class of equity securities to which this Statement relates is the common stock, no par value, $.01 stated value per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to a tender offer by WCI Steel Holdings, Inc., a Delaware corporation ("Holdings"), disclosed in a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), dated October 28, 1996, to purchase all outstanding Shares for $10.00 per Share, net to the seller in cash, upon the terms and subject to the conditions, and as more fully set forth in, the Offer to Purchase, dated October 28, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

    Holdings, which was organized for the sole purpose of conducting the Offer and effecting a merger (the "Merger") with and into the Company following the consummation of the Offer, is a wholly-owned subsidiary of The Renco Group, Inc., a New York corporation ("Renco" and, together with Holdings, the "Bidders").

    The bidder in the Offer is Holdings, on behalf of Renco. The principal executive offices of Renco and Holdings are located at 30 Rockefeller Plaza, New York, New York 10112.

    The information contained under "Introduction" in the Offer to Purchase hereto is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 hereof.

    (b) Except as set forth below and as described under "Special Factors--Background," "--The Letter Agreement," "--Purpose, Structure and Benefits of the Offer and the Merger," "--Fairness of the Equity Transactions," "--Interests of Certain Persons" and "The Tender Offer--Section 8. Certain Information Concerning the Company, Parent and Holdings" in the Offer to Purchase, which information to the extent that it relates to this Item 3(b) is incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and its executive officers, directors, consultants and affiliates or the Bidders, their executive officers, directors or affiliates. See also Item 4(b) below.

    NET WORTH APPRECIATION AGREEMENTS

    The executive officers of the Company are each parties to Net Worth Appreciation Agreements with the Company, pursuant to which each earns as deferred compensation a fixed percentage of the increase in the net worth of the Company, as defined, during the term of their employment. The following table summarizes the Net Worth Appreciation Agreements now held by the executive officers of the Company,
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except for Mr. Edward R. Caine, President and Chief Executive Officer, whose employment commenced in fiscal 1996, and the amounts earned thereunder during each of fiscal 1995, 1994 and 1993.

                                                                                                   CREDIT AS OF
                                                NET WORTH                  FISCAL       AMOUNT     OCTOBER 31,
                                                PERCENTAGE   BASE DATE      YEAR        EARNED       1995(1)
James V. Stack...............................     5%(2)        08/31/88        1995       --       $  6,733,488
                                                                               1994  $  4,572,107
                                                                               1993       726,779
Patrick%T.(Kenney............................2)1 1/4           08/31/88        1995       363,550     2,747,282
%(3)(4)                                        3/4             06/01/94        1994     1,656,345
                                                                               1993       181,697
Patrick G. Tatom.............................     2%(3)(5)     05/01/94        1995       363,550     1,818,718
                                                                               1994     1,455,168
                                                                               1993       --
Bret W. Wise.................................     2%(3)(6)     08/01/94        1995       363,550       587,477
                                                                               1994       223,927
                                                                               1993       --

------------------------

(1) Represents gross aggregate amount earned under the applicable agreement less any amounts paid under the agreements through October 31, 1995.

(2) Fully vested. Accruals for Mr. Stack ceased upon his retirement on November 1, 1994.

(3) Subject to earlier partial vesting in certain cases (e.g. death, discontinuance of employment due to disability).

(4) Vests as to 0.45% on October 31, 1997 and as to an additional .15% on each of October 31, 1998 and October 31, 1999, provided that in each case Mr. Kenney remains in the employ of the Company until the vesting date.

(5) Vests as to 1.2% on May 1, 1997 and as to an additional 0.4% on each of May 1, 1998 and May 1, 1999, provided that in each case Mr. Tatom remains in the employ of the Company until the vesting date.

(6) Vests as to 1.2% on September 1, 1997 and as to an additional 0.4% on each of September 1, 1998 and September 1, 1999, provided that in each case Mr. Wise remains in the employ of the Company until the vesting date.

    Mr. Caine also has a Net Worth Appreciation Agreement that provides for a net worth percentage of 5% effective as of April 1, 1996 and vests as to 3% on April 1, 1999, and as to an additional 1% on each of April 1, 2000 and 2001.

    The Net Worth Appreciation Agreements also provide that active participants receive an annual payment of 5% of the balance of their accumulated deferred compensation amount as of the end of the previous fiscal year, subject to certain annual minimum and maximum amounts and subject to reductions based upon amounts received under the Net Worth Appreciation Agreements as a result of dividends paid by the Company in such fiscal year. In the event of payment of a dividend or a sale of WCI, the active participants are entitled to receive a percentage of the dividend or the net proceeds of the sale equal to their full net worth percentages under the agreements. During July 1994, the Company paid preferred stock dividends of $1.95 million to Renco, of which $297,375 in the aggregate was paid to certain executive officers and one other employee under the Net Worth Appreciation Agreements. Amounts paid to the executive officers were $97,500 for Mr. Stack and $39,000 for each of Messrs. Kenney and Tatom. In fiscal 1996, the Company paid dividends of $6.6 million to common shareholders, which resulted in payments of $713,056 in the aggregate to certain executive officers and one other employee under the Net Worth Appreciation Agreements. Amounts paid to the executive officers in 1996, except Mr. Stack, whose payments are described in the following paragraph, pursuant to the Net Worth Appreciation Agreements amounted to $386,945 for Mr. Caine, $543,533 for Mr. Kenney, $404,248 for Mr. Tatom and $310,748 for Mr. Wise. Upon consummation of the Transactions, approximately $13.2 million in the aggregate will be

                                       2
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paid to Messrs. Caine, Kenney, Tatom, Wise and one other employee of the Company pursuant to the Net Worth Appreciation Agreements.

    Active participants are also entitled to receive the balance of the vested amount earned under their Net Worth Appreciation Agreement in 40 equal quarterly payments commencing upon the earliest of age 62, ten years after the termination of their employment, or twenty years after the date the participant was first employed by the Company. Payments to Mr. Stack of $187,041 quarterly commenced in 1995. Receipt by each employee of his payment is conditioned on his observance of his confidentiality agreements with the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) At a special meeting held on October 20, 1996, based in part upon the recommendation of the independent director of the Company (as described in Item 4(b) hereof), the Board of Directors of the Company (the "Board") determined that the Equity Transactions are fair to the Company's shareholders other than Renco and Ira Leon Rennert (the "Public Shareholders") and approved the Equity Transactions, subject to the conditions thereto set forth in the Offer to Purchase. See "Introduction" and "The Tender Offer--Section 9. The Merger Agreement" in the Offer to Purchase. The Board recommends that the Public Shareholders accept the Offer and tender all of their Shares pursuant to the Offer. Copies of a letter to shareholders and a press release communicating such approval and recommendation are attached hereto as Exhibits (a)(3) and (a)(4), respectively, and are incorporated herein by reference.

    (b) The information contained under "Introduction," "Special
Factors--Background," "--Fairness of the Equity Transactions" and "--Opinion of Gleacher NatWest; Summary of Financial Analysis" in, and in Annex C to, the Offer to Purchase, is incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Except for the Company's arrangements with Gleacher as described in Item 4(b) hereof and for the recommendation of the Board contained herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) During the past sixty days, no transaction in the Shares has been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except for 3,000 Shares issued by the Company to S. Daniel Abraham, a former director of the Company, pursuant to the Company's Stock Plan for Outside Directors on September 26, 1996; however, such Shares were returned to the Company and cancelled upon Mr. Abraham's resignation from the Board of Directors.

    (b) The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) The information set forth under "Introduction," "Special Factors--Reasons for the Offer and the Merger," "--The Letter Agreement," "--Purpose, Structure and Benefits of the Offer and the Merger," "--The Debt Transactions," "--Plans for the Company after the Transactions" and "The Tender Offer-- Section 9. The Merger" in the Offer to Purchase, and the information set forth in response to Item 4(b) hereof is incorporated herein by reference. Except as so set forth or incorporated by reference, the

                                       3
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Company is not engaged in any negotiation in response to the Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth or incorporated by reference in this Item 7 or in
Item 4 hereof, there are no transactions, Board resolutions, agreements in principal or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Reference is made to the information contained in the Offer to Purchase and in the Letter of Transmittal which are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase, dated October 28, 1996.

    (a)(2) Letter of Transmittal.

    (a)(3) Notice of Guaranteed Delivery.

    (a)(4)Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5)Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other

          Nominees.

    (a)(6)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Letter to Shareholders of the Company, dated October 28, 1996.

    (a)(8) Text of Press Release issued by WCI Steel, Inc. on October 23, 1996.

    (b)  Not applicable.

    (c)(1)Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI

          Steel, Inc.

    (c)(2)Letter Agreement, dated October 23, 1996, among The Renco Group, Inc., WCI Steel
        Holdings, Inc. and WCI Steel, Inc. (attached as Annex D to Exhibit
(a)(1) hereto, the Offer
        to Purchase).

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 1996

                                          WCI STEEL, INC.

                                          By /s/ BRET W. WISE
                                             ---------------------------------
                                             Name: Bret W. Wise
                                             Title: Vice President, Finance and
                                                   Chief Financial Officer
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                                 EXHIBIT INDEX

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
EXHIBIT                                                                                                      PAGE NO.
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

(a)(1)     Offer to Purchase, dated October 28, 1996.....................................................

(a)(2)     Letter of Transmittal.........................................................................

(a)(3)     Notice of Guaranteed Delivery.................................................................

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees..............

(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees......................................................................................

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9......................................................................................

(a)(7)     Letter to Shareholders of the Company, dated October 28, 1996.................................

(a)(8)     Text of Press Release issued by WCI Steel, Inc. on October 23, 1996...........................

(b)        Not applicable................................................................................

(c)(1)     Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI
           Steel, Inc....................................................................................

(c)(2)     Letter Agreement, dated October 23, 1996, among The Renco Group, Inc., WCI Steel Holdings,
           Inc. and WCI Steel, Inc. (attached as Annex D to Exhibit (a)(1) hereto, the Offer to
           Purchase).....................................................................................
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